Filed Pursuant to Rule 433
Registration No. 333-156134
November 10, 2011

PRICING TERM SHEET
AMERIGROUP CORPORATION
$400,000,000 of 7.50% Senior Notes Due 2019
This Pricing Term Sheet should be read together with the Preliminary Prospectus Supplement, subject to completion, dated November 2, 2011, relating to the notes (the “Preliminary Prospectus Supplement”). The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement, supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement, and is otherwise qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein have the respective meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	AMERIGROUP Corporation

Securities:	7.50% Senior Notes due 2019

Maturity:	November 15, 2019

Interest Payment Dates:	May 15 and November 15

Record Dates:	May 1 and November 1

First Interest Payment Date:	May 15, 2012

Underwriting Discount	1.05%

Net Proceeds (after deducting underwriting discounts and commissions and estimated offering expenses)	$394,300,000

Principal Amount:	$400,000,000

Initial Public Offering Price:	100.000%

Yield-to-Maturity:	7.500%

Spread to Benchmark Treasury:	586 basis points

Benchmark Treasury:	3.375% UST due November 15, 2019

Optional Redemption Upon Certain Equity Offerings:	Prior to November 15, 2014 up to 35% of the aggregate principal amount of the notes at 107.500%, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Optional Redemption:	On or after:

November 15, 2015....................................103.750%

November 15, 2016....................................101.875%

November 15, 2017 and thereafter...............100.000%

plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Make Whole Redemption:	Prior to November 15, 2015, make-whole call based on treasury plus 50 bps, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Trade Date:	November 10, 2011

Settlement:	November 16, 2011 (T + 3)

CUSIP / ISIN:	CUSIP: 03073T AC6

ISIN: US03073TAC62

Sole Bookrunning Manager:	Goldman, Sachs & Co.
Changes from the Preliminary Prospectus Supplement:
•	The following disclosure under “The Offering” on page S-9 and each other location where such disclosure appears in the Preliminary Prospectus Supplement is amended to read as follows: As of September 30, 2011, as adjusted to give effect to this offering and the use of proceeds therefrom, including the repayment at or prior to maturity of all of our outstanding 2.0% Convertible Senior Notes, we would have had approximately $400.0 million of indebtedness outstanding.

•	“Summary of Historical Financial Data” on page S-12: “Pro forma notional debt” as of September 30, 2011 shall be reduced to $400.0, “Ratio of Pro forma notional debt to Adjusted EBITDA” for the twelve months ended September 30, 2011 shall be reduced to 0.9x and “Ratio of Adjusted EBITDA to Pro forma interest expense” for the twelve months ended September 30, 2011 shall be increased to 15.3x. In the last sentence of footnote 6, Pro forma interest expense for the twelve-month period ended September 30, 2011 is estimated to be $30.0 million.

•	“Summary of Historical Financial Data” on page S-14: Pro Forma Ratio of Earnings to Fixed Charges for the year ended December 31, 2010 and the nine months ended September 30, 2011 shall be increased to 12.8x and 10.2x, respectively. In the last sentence of footnote 2, Pro forma interest expense of $30.0 million and $22.5 million is used for purposes of the calculation of the Pro forma Ratio of Earnings to Fixed Charges for the year ended December 31, 2010 and the nine months ended September 30, 2011, respectively.

•	“Capitalization” on page S-38: The “As Adjusted” amounts for “Unregulated cash and cash equivalents and short and long-term investments”, “Total cash and cash equivalents and short and long-term investments including investments on deposit” as of September 30, 2011 shall each be reduced by approximately $48.2 million. The “As Adjusted” amounts for “Notes offered hereby”, “Total indebtedness” and “Total capitalization” as of September 30, 2011 shall each be reduced by approximately $50.0 million. In clause (iii) of footnote 1, the net unused proceeds from the offering of the notes shall be reduced to $134.4 million.

•	“Description of Notes—Incurrence of Indebtedness and Issuance of Preferred Stock”:
(a)	The amount permitted to be incurred under clause (4) of the second paragraph of “Incurrence of Indebtedness and Issuance of Preferred Stock” on page S-118 shall be reduced to the greater of (a) $62.5 million or (b) 2.5% of Consolidated Total Assets at any time outstanding.

(b)	The amount permitted to be incurred under clause (17) of the second paragraph of “Incurrence of Indebtedness and Issuance of Preferred Stock” on page S-119 shall be modified to the greater of (a) $100.0 million or (b) 4.0% of Consolidated Total Assets.

(c)	The amount permitted to be incurred under Clause (21) of the second paragraph of “Incurrence of Indebtedness and Issuance of Preferred Stock” on page S-120 shall be reduced to the greater of (a) $125.0 million or (b) 5.0% of Consolidated Total Assets.
•	“Description of Notes—definition of “Change of Control” on page S-134. The last sentence of the definition is hereby replaced with the following

Notwithstanding the foregoing, a transaction will not be deemed to involve a change of control under clause (3) above if (i) AGP becomes a direct or indirect wholly-owned subsidiary of a holding company and (ii) the direct or indirect holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of AGP’s Voting Stock immediately prior to that transaction.
The Issuer has filed a registration statement (including a prospectus and the Preliminary Prospectus Supplement, with the U.S. Securities and Exchange Commission (the “SEC”) for this offering. Before you invest, you should read the Preliminary Prospectus Supplement and the documents incorporated by reference therein that the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get the incorporated documents the Issuer has filed with the SEC for free by visiting EDGAR on the SEC website at www.sec.gov. A copy of the Preliminary Prospectus Supplement for the offering can be obtained from your Goldman, Sachs & Co. sales person or Goldman, Sachs & Co., 200 West Street, New York, NY 10282-2198 Attention: Prospectus Department (1-866-471-2526).